First Quarter 2012

Earnings Release and Supplemental Information





HOME PROPERTIES

Chesterfield Apartments
Levittown, PA





Lakeview Apartments
Leonia, NJ



850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FIRST QUARTER 2012
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports First Quarter 2012 Results
FFO Per Share Exceeds Wall Street's Mean Estimate by 5 Cents

ROCHESTER, N.Y., May 3, 2012 – Home Properties, Inc. (NYSE: HME) today released financial results for the first quarter ended March 31, 2012. All results are reported on a diluted basis.

"Home Properties core property net operating income growth in the first quarter of 2012 was the highest for any first quarter in the last five years," said Edward J. Pettinella, Home Properties President and CEO. "Increases in rental revenues and occupancy exceeded the strong results in both the prior quarter and the first quarter a year ago, reflecting the positive fundamentals in the multifamily business environment as well as our successful property management operations in prime apartment markets."

Earnings per share ("EPS") for the quarter ended March 31, 2012 was $0.31, compared to $0.19 for the quarter ended March 31, 2011. The $0.12 increase in EPS is primarily attributable to a $9.4 million increase in income from continuing operations from both the properties owned throughout 2011 and 2012 (the "Core" properties) and those acquired, developed, or redeveloped subsequent to January 1, 2011 (the "Non-Core" properties).

For the quarter ended March 31, 2012, Funds From Operations ("FFO") were $58.4 million, or $0.98 per share, compared to $43.2 million, or $0.86 per share, for the quarter ended March 31, 2011, which equates to a 13.2% increase on a per-share basis. First quarter 2012 FFO of $0.98 per share was $0.06 above the midpoint of the guidance range provided by management and $0.05 above the analysts' mean estimate, as reported by Thomson. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

First Quarter Operating Results

For the first quarter of 2012, same-property comparisons (for 113 Core properties containing 37,811 apartment units owned since January 1, 2011) reflected an increase in rental income of 5.1% and a 4.6% increase in total revenues compared to the same quarter a year ago. Net operating income ("NOI") increased by 9.9% from the first quarter of 2011. Property level operating expenses decreased by 2.8% compared to the prior year quarter, primarily due to decreases in natural gas heating costs, personnel expense and snow removal costs, which were partially offset by an increase in repairs & maintenance, property insurance and real estate taxes. Adjusting the first quarter NOI results to take out the positive effects from the extremely mild weather, which resulted in lower natural gas heating costs and snow removal expenses offset by lower heating cost reimbursements from residents, NOI growth was 7.8%.

Average physical occupancy for the Core properties was 95.5% during the first quarter of 2012, up from 95.3% during the first quarter of 2011. Average monthly rental rates of $1,207 represent a 4.8% increase compared to the year-ago period.

On a sequential basis, compared to the 2011 fourth quarter results for Core properties, rental income (excluding utility recovery) increased 0.9% in the first quarter of 2012, total revenues increased 2.8%, expenses increased 5.6% and NOI increased 1.1%. Average physical occupancy increased 0.2% to 95.5%.

Physical occupancy for the 4,218 apartment units acquired/developed/redeveloped between January 1, 2011 and March 31, 2012 averaged 87.2% during the first quarter of 2012, at average monthly rents of $1,446.

Acquisitions/Dispositions

There were no acquisitions or dispositions of apartment communities during the first quarter of 2012.

Development

As of March 31, 2012, renovation of the rail depot and construction of three of the eight apartment buildings comprising The Apartments at Cobblestone Square, located in Fredericksburg, Virginia, were completed, placing 129 apartment units into service. Construction of the other five buildings, which will contain 185 apartment units, has begun. The entire project is expected to be completed in the second quarter of 2012.

The Company started construction in the fourth quarter of 2011 on Eleven55 Ripley, which will consist of 379 units located in downtown Silver Spring, Maryland. Initial occupancy is projected to occur in the third quarter of 2013, with completion of the entire project anticipated in 2014.

The Company purchased a land parcel located in Conshohocken, Pennsylvania in the fourth quarter of 2011. Construction of the 385 apartment units, comprising Courts at Spring Mill Station, is expected to begin in the second quarter of 2012. Initial occupancy is projected for the second half of 2013, and the entire project is expected to be completed in 2014.

Capital Markets Activities

As of March 31, 2012, the Company's ratio of debt-to-total market capitalization was 42.6% (based on a March 31, 2012 stock price of $61.01 used to determine equity value), with $65.5 million outstanding on its $275 million revolving credit facility and $9 million of unrestricted cash on hand. Total debt of $2.7 billion was outstanding, at interest rates averaging 4.7% and with staggered maturities averaging six years. Approximately 81% of total indebtedness is at fixed rates. Interest coverage for the quarter was 2.9 times and the fixed charge ratio was 2.8 times.

The Company has an At-The-Market equity offering program through which it may sell up to 3.6 million common shares. During 2012, 188,393 shares were issued at an average price of $59.22 generating gross proceeds of $11.2 million and net proceeds of $10.9 million. There are 207,500 common shares remaining under this program.

Outlook

Based solely on the actual first quarter results as compared to expectations, the Company has increased the midpoint of its prior guidance by six cents to $3.93 and the range of FFO per share to $3.87 to 3.99. The guidance range of FFO per share results for the second quarter of 2012 is $0.93 to $0.97, and the range for Operating FFO per share for the second quarter is $0.94 to $0.98. The Company expects to include additional commentary on projected results for the balance of the year when it announces second quarter 2012 financial results.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.66 per share for the quarter ended March 31, 2012. The dividend is payable on May 25, 2012 to shareholders of record on May 15, 2012 and is equivalent to an annualized rate of $2.64 per share. The current annual dividend represents a 4.3% yield based on the April 30 closing price of $61.05. Home Properties' common stock will begin trading ex-dividend on May 11, 2012.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

First Quarter 2012 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

Second Quarter 2012 Conference/Event Schedule

Home Properties is scheduled to participate in REITWeek 2012:® NAREIT's Investor Forum® from June 12-14, 2012 in New York City. Management will present information and answer questions about its operations on Wednesday, June 13, from 11:00-11:30 AM ET. The audio presentation and related materials will be available at homeproperties.com in the "Investors" section. Details on how to access any presentation or related materials will be available at homeproperties.com in the "Investors" section.

Second Quarter 2012 Earnings Release and Conference Call

The Company's second quarter 2012 financial results are scheduled to be released after the stock market closes on Thursday, August 2, 2012. A conference call, which will be simultaneously webcast, is scheduled for Friday, August 3, 2012 at 11:00 AM ET and will be accessible following the instructions for the current quarter's conference call.

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S & P 400 Company, Home Properties owns and operates 124 communities containing 42,068 apartment units. For more information, visit Home Properties' website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

First Quarter Results:	Avg. Physical Occupancy[a]		1Q 2012	1Q 2012 vs. 1Q 2011 % Growth				
	1Q 2012	1Q 2011	Average Monthly Rent/ Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.5%	95.3%	$1,207	4.8%	4.6%	(2.8%)	9.9%
Non-Core Properties[c]	87.2%	NA	$1,446	NA	NA	NA	NA
TOTAL PORTFOLIO	94.5%	NA	$1,231	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 113 properties with 37,811 apartment units owned throughout 2011 and 2012.

[c] Non-Core Properties consist of 11 properties with 4,218 apartment units acquired, developed, or redeveloped subsequent to January 1, 2011, such that full year comparable operating results are not available.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2012	**2011**
Rental income	$ 145,194	$ 127,421
Property other income	15,114	13,924
Other income	10	53
Total revenues	160,318	141,398
Operating and maintenance	61,271	58,279
General and administrative	8,312	6,236
Interest	31,526	33,031
Depreciation and amortization	40,405	34,479
Other expenses	18	10
Total expenses	141,532	132,035
Net income	18,786	9,363
Net income attributable to noncontrolling interest	(3,398)	(2,139)
Net income attributable to common stockholders	$ 15,388	$ 7,224
Reconciliation from net income attributable to common stockholders to Funds From Operations:		
Net income available to common stockholders	$ 15,388	$ 7,224
Real property depreciation and amortization	39,658	33,815
Noncontrolling interest	3,398	2,139
FFO - basic and diluted [1]	$ 58,444	$ 43,178

[1] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2012	**2011**
FFO – basic and diluted	$ 58,444	$ 43,178
FFO – basic and diluted	$ 58,444	$ 43,178
Acquisition costs of closed deals included in other expenses	18	10
Operating FFO [2]	$ 58,462	$ 43,188
FFO – basic and diluted	$ 58,444	$ 43,178
Recurring non-revenue generating capital expenses	(8,900)	(7,772)
Add back of non-cash interest expense	-	538
AFFO [3]	$ 49,544	$ 35,944
Operating FFO	$ 58,462	$ 43,188
Recurring non-revenue generating capital expenses	(8,900)	(7,772)
Add back of non-cash interest expense	-	538
Operating AFFO [2] [3]	$ 49,562	$ 35,954
Weighted average shares/units outstanding:		
Shares – basic	48,334.5	38,004.2
Shares – diluted	49,013.0	38,659.8
Shares/units – basic [4]	59,037.5	49,292.6
Shares/units – diluted [4]	59,716.1	49,948.2
Per share/unit:		
Net income – basic	$0.32	$0.19
Net income – diluted	$0.31	$0.19
FFO – basic	$0.99	$0.88
FFO – diluted	$0.98	$0.86
Operating FFO [2]	$0.98	$0.86
AFFO [3]	$0.83	$0.72
Operating AFFO [2] [3]	$0.83	$0.72
Common Dividend paid	$0.66	$0.62

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add back of acquisition costs on closed deals.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $848 and $800 per apartment unit in 2012 and 2011, respectively. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	March 31, 2012	December 31, 2011
Land	$ 721,497	$ 721,542
Construction in progress	73,313	64,201
Buildings, improvements and equipment	4,296,309	4,256,581
	5,091,119	5,042,324
Accumulated depreciation	(1,023,402)	(983,759)
Real estate, net	4,067,717	4,058,565
Cash and cash equivalents	8,676	8,297
Cash in escrows	34,504	32,604
Accounts receivable	12,950	12,142
Prepaid expenses	16,417	15,994
Deferred charges	15,556	16,322
Other assets	16,210	9,282
Total assets	$ 4,172,030	$ 4,153,206
Mortgage notes payable	$ 2,222,204	$ 2,260,836
Unsecured notes payable	400,000	400,000
Unsecured line of credit	65,500	2,500
Accounts payable	21,114	20,953
Accrued interest payable	11,799	10,286
Accrued expenses and other liabilities	25,904	29,474
Security deposits	19,519	19,513
Total liabilities	2,766,040	2,743,562
Common stockholders' equity	1,153,734	1,153,668
Noncontrolling interest	252,256	255,976
Total equity	1,405,990	1,409,644
Total liabilities and equity	$ 4,172,030	$ 4,153,206
Total shares/units outstanding:		
Common stock	48,644.3	48,321.3
Operating partnership units	10,670.4	10,739.8
	59,314.7	59,061.1

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

OWNED COMMUNITY RESULTS

First Quarter 2012						1Q '12 versus 1Q '11 % Growth				
	# of Units	Date Acquired	1Q '12 Rent/Mo.	1Q '12 Occup.	1Q '11 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	1Q '12 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,253	95.1%	88.8%	1.8%	14.3%	(14.1%)	39.2%	
Bonnie Ridge	960	7/1/1999	$ 1,125	95.5%	94.2%	3.9%	1.4%	(8.1%)	6.6%	
Canterbury Apartments	618	7/15/1999	$ 991	94.1%	94.3%	4.0%	3.8%	(3.1%)	8.1%	
Charleston Place	858	9/30/2010	$ 1,158	96.0%	97.7%	4.4%	4.7%	(3.9%)	8.7%	
Country Village	344	4/30/1998	$ 1,029	95.9%	97.0%	7.5%	2.7%	(4.2%)	7.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,186	95.7%	96.1%	4.7%	3.3%	(4.2%)	7.1%	
Falcon Crest	396	7/15/1999	$ 1,018	97.3%	95.3%	3.5%	6.3%	(6.3%)	12.9%	
Fox Hall Apartments	720	3/28/2007	$ 885	94.4%	92.5%	3.9%	8.6%	1.1%	15.3%	
Gateway Village	132	7/15/1999	$ 1,370	93.9%	96.8%	4.3%	0.9%	(3.2%)	3.1%	
Heritage Woods	164	10/4/2006	$ 1,189	95.1%	98.2%	8.9%	7.0%	(4.9%)	13.4%	
Middlebrooke Apartments	208	4/1/2010	$ 977	94.8%	96.2%	7.0%	8.5%	(5.1%)	18.3%	
Mill Towne Village Apts	384	5/31/2001	$ 913	94.9%	94.6%	2.7%	3.4%	(5.3%)	9.0%	
Morningside Heights	1,050	4/30/1998	$ 919	91.6%	93.1%	4.6%	2.6%	0.9%	3.6%	
Owings Run	504	7/15/1999	$ 1,254	94.9%	96.0%	3.1%	0.7%	(3.9%)	2.8%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,206	97.2%	93.6%	1.5%	5.3%	2.3%	7.0%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,070	94.6%	94.6%	6.1%	6.7%	(12.8%)	21.0%	
Selford Townhomes	102	7/15/1999	$ 1,393	96.1%	92.2%	4.3%	13.4%	2.3%	18.9%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,323	91.7%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,265	93.1%	89.8%	3.9%	11.0%	(5.9%)	20.7%	
The Greens at Columbia	168	7/29/2010	$ 1,398	95.6%	95.9%	4.8%	5.6%	(6.3%)	10.6%	
Timbercroft Townhomes	284	7/15/1999	$ 957	99.9%	99.2%	3.9%	6.2%	0.7%	9.1%	
Top Field	156	10/4/2006	$ 1,298	94.3%	98.7%	5.5%	1.6%	0.6%	2.0%	
Village Square Townhomes	370	7/15/1999	$ 1,184	95.7%	95.8%	3.7%	5.0%	(5.6%)	10.6%	
Westbrooke Apartments	110	4/1/2010	$ 847	95.6%	93.6%	5.6%	10.1%	(3.3%)	24.8%	
Woodholme Manor	177	3/30/2001	$ 913	96.3%	94.4%	3.3%	5.3%	5.7%	5.1%	
Total Baltimore Region	9,984		$ 1,082	95.0%	94.7%	4.2%	5.0%	(4.2%)	10.3%	22.7%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,598	96.2%	95.0%	5.6%	7.7%	(12.1%)	21.7%	
Highland House	172	5/31/2006	$ 1,216	97.4%	95.2%	7.1%	11.2%	3.2%	19.7%	
Liberty Commons	120	8/30/2006	$ 1,283	96.3%	97.9%	4.8%	3.9%	(2.9%)	7.1%	
Liberty Place	107	6/6/2006	$ 1,481	96.2%	94.5%	4.0%	5.7%	0.6%	10.1%	
Redbank Village	500	7/8/1998	$ 926	97.6%	97.6%	6.2%	7.3%	2.5%	10.6%	
Stone Ends	280	2/12/2003	$ 1,290	94.5%	94.1%	5.3%	5.4%	11.9%	0.3%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,261	95.8%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,215	93.3%	93.6%	4.7%	6.0%	10.1%	2.5%	
The Meadows at Marlborough	264	9/7/2006	$ 1,179	93.8%	96.0%	5.7%	4.0%	(9.3%)	20.3%	
The Townhomes of Beverly	204	2/15/2007	$ 1,509	96.7%	95.7%	3.6%	5.2%	(14.7%)	21.7%	
The Village at Marshfield	276	3/17/2004	$ 1,175	95.7%	96.4%	3.5%	6.1%	14.3%	(0.4%)	
Westwoods	35	4/30/2007	$ 1,288	94.6%	98.2%	7.0%	6.9%	7.8%	5.9%	
Total Boston Region	3,304		$ 1,289	95.8%	95.5%	5.2%	6.6%	(1.4%)	12.8%	7.7%
Chicago Region										
Blackhawk	371	10/20/2000	$ 887	95.3%	95.5%	4.2%	3.3%	(10.1%)	21.4%	
Courtyards Village	224	8/29/2001	$ 875	96.9%	97.8%	6.8%	5.8%	6.5%	5.2%	
Cypress Place	192	12/27/2000	$ 986	96.7%	97.9%	7.3%	5.4%	(13.4%)	26.8%	
Lakeview Townhomes	120	10/18/2010	$ 1,197	94.0%	92.7%	6.2%	15.3%	(21.4%)	67.1%	
The Colony	783	9/1/1999	$ 884	96.5%	97.1%	3.9%	3.2%	(0.1%)	6.2%	
The Gates of Deer Grove	204	12/15/2011	$ 1,039	92.2%	n/a	n/a	n/a	n/a	n/a	
The New Colonies	672	6/23/1998	$ 771	95.6%	96.1%	4.6%	4.4%	(2.8%)	10.7%	
Total Chicago Region	2,566		$ 876	96.0%	96.4%	4.9%	4.7%	(4.9%)	14.3%	4.0%
Florida Region										
The Hamptons	668	7/7/2004	$ 995	93.7%	94.3%	2.5%	3.4%	10.3%	(3.9%)	
Vinings at Hampton Village	168	7/7/2004	$ 1,113	95.6%	96.6%	1.6%	1.1%	11.7%	(9.2%)	
Total Florida Region	836		$ 1,019	94.1%	94.8%	2.3%	2.9%	10.6%	(5.2%)	1.2%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,291	99.1%	98.0%	4.7%	7.4%	(17.4%)	34.3%	
Cambridge Village	82	3/1/2002	$ 1,851	98.0%	97.8%	6.7%	3.6%	0.0%	6.3%	
Crescent Club Apartments	257	9/30/2010	$ 1,321	93.0%	97.4%	5.7%	3.4%	(8.0%)	14.1%	
Devonshire Hills	656	7/16/2001	$ 1,619	96.5%	95.9%	4.2%	3.7%	(4.9%)	9.5%	
Hawthorne Court	434	4/4/2002	$ 1,466	97.0%	96.8%	3.6%	2.1%	2.3%	2.0%	
Heritage Square	80	4/4/2002	$ 1,796	98.9%	97.6%	4.8%	4.6%	0.6%	8.0%	
Holiday Square	144	5/31/2002	$ 1,251	97.9%	95.2%	3.7%	7.6%	1.4%	12.6%	
Lake Grove Apartments	368	2/3/1997	$ 1,475	97.0%	95.4%	4.3%	6.1%	(0.7%)	11.1%	
Mid-Island Estates	232	7/1/1997	$ 1,442	98.4%	95.9%	5.0%	8.6%	3.5%	12.1%	
Sayville Commons	342	7/15/2005	$ 1,610	96.3%	95.5%	2.4%	2.9%	3.3%	2.7%	
South Bay Manor	61	9/11/2000	$ 1,667	96.7%	93.9%	3.2%	9.9%	(8.2%)	30.1%	
Southern Meadows	452	6/29/2001	$ 1,442	95.5%	94.3%	3.5%	2.6%	(4.8%)	9.1%	
Westwood Village Apts	242	3/1/2002	$ 2,439	95.2%	95.5%	4.1%	5.8%	4.6%	6.6%	
Woodmont Village Apts	97	3/1/2002	$ 1,353	97.6%	96.1%	3.1%	5.0%	(6.1%)	11.9%	
Yorkshire Village Apts	40	3/1/2002	$ 1,874	97.6%	98.9%	3.5%	(0.7%)	(0.2%)	(1.4%)	
Total Long Island Region	3,647		$ 1,562	96.5%	95.9%	4.1%	4.4%	(1.8%)	9.2%	10.5%

OWNED COMMUNITY RESULTS

First Quarter 2012						1Q '12 versus 1Q '11 % Growth				
	# of Units	Date Acquired	1Q '12 Rent/Mo.	1Q '12 Occup.	1Q '11 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	1Q '12 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,251	95.9%	95.9%	7.3%	11.6%	(7.5%)	31.2%	
Chatham Hill Apartments	308	1/30/2004	$ 1,837	92.9%	94.1%	7.9%	6.5%	(6.6%)	13.4%	
East Hill Gardens	33	7/8/1998	$ 1,595	98.2%	93.4%	3.8%	12.0%	1.4%	19.4%	
Hackensack Gardens	198	3/1/2005	$ 1,153	96.4%	98.0%	5.2%	2.0%	3.0%	1.1%	
Jacob Ford Village	270	2/15/2007	$ 1,295	99.2%	95.3%	6.6%	11.6%	(9.7%)	28.7%	
Lakeview	106	7/8/1998	$ 1,413	96.6%	98.0%	4.3%	0.7%	(12.3%)	15.2%	
Northwood Apartments	134	1/30/2004	$ 1,372	96.0%	97.4%	4.1%	4.3%	38.3%	(15.4%)	
Oak Manor	77	7/8/1998	$ 1,849	97.5%	93.6%	6.3%	10.6%	0.8%	16.8%	
Pleasant View	1,142	7/8/1998	$ 1,180	94.7%	95.4%	3.8%	4.0%	(1.4%)	8.6%	
Pleasure Bay	270	7/8/1998	$ 1,061	95.4%	93.9%	2.5%	4.0%	(14.6%)	27.9%	
Royal Gardens Apartments	550	5/28/1997	$ 1,275	96.1%	95.5%	3.6%	3.7%	(9.5%)	16.8%	
Wayne Village	275	7/8/1998	$ 1,428	97.3%	95.7%	3.0%	5.9%	(1.4%)	10.7%	
Windsor Realty	67	7/8/1998	$ 1,306	95.5%	95.2%	2.6%	5.6%	(11.1%)	24.7%	
Total New Jersey Region	3,578		$ 1,306	95.7%	95.4%	4.6%	5.4%	(4.1%)	13.2%	8.5%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 1,004	96.6%	94.7%	5.0%	3.8%	0.1%	7.0%	
Chesterfield	247	9/23/1997	$ 929	95.9%	96.3%	3.8%	(2.2%)	(7.9%)	2.9%	
Curren Terrace	318	9/23/1997	$ 895	95.6%	93.3%	5.2%	7.1%	(6.4%)	22.8%	
Glen Brook	174	7/28/1999	$ 850	93.3%	92.5%	3.0%	2.0%	(12.1%)	26.9%	
Glen Manor	174	9/23/1997	$ 822	95.6%	94.0%	2.2%	0.5%	(9.3%)	13.0%	
Golf Club	399	3/15/2000	$ 1,117	94.8%	94.8%	4.5%	2.2%	(10.6%)	11.6%	
Hill Brook Place	274	7/28/1999	$ 927	94.7%	95.8%	5.4%	(3.5%)	(5.0%)	(2.0%)	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,386	98.4%	96.8%	14.0%	10.4%	(19.2%)	30.4%	
Home Properties of Devon	631	3/15/2000	$ 1,203	93.3%	94.3%	8.8%	3.7%	(0.6%)	6.5%	
New Orleans Park	442	7/28/1999	$ 885	94.3%	94.8%	4.2%	(1.1%)	(6.0%)	4.9%	
Racquet Club	466	7/7/1998	$ 1,101	95.1%	96.1%	6.2%	1.4%	(8.4%)	9.1%	
Racquet Club South	103	5/27/1999	$ 937	95.1%	96.9%	6.0%	(1.0%)	(8.9%)	8.2%	
Ridley Brook	244	7/28/1999	$ 956	96.1%	94.0%	4.1%	4.1%	(5.8%)	14.8%	
Sherry Lake	298	7/23/1998	$ 1,237	97.7%	94.8%	5.2%	2.6%	(8.8%)	10.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,155	97.7%	97.8%	3.8%	3.3%	(3.4%)	7.7%	
The Landings	384	11/22/1996	$ 1,043	95.7%	96.6%	6.2%	2.4%	(0.4%)	4.4%	
Trexler Park	250	3/15/2000	$ 1,099	93.2%	96.8%	6.0%	1.3%	(13.8%)	13.1%	
Trexler Park West	216	8/15/2008	$ 1,332	95.5%	97.2%	6.0%	7.9%	0.7%	11.9%	
Waterview Apts	203	7/14/2011	$ 1,052	92.0%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,178	94.9%	93.5%	7.4%	8.6%	(12.4%)	34.2%	
Total Philadelphia Region	5,806		$ 1,075	95.3%	95.2%	6.3%	3.2%	(7.4%)	12.2%	12.3%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,873	96.8%	95.0%	9.9%	15.1%	(4.5%)	25.6%	
Arbor Park of Alexandria	851	Redevelopment	$ 1,422	79.2%	96.2%	9.3%	(8.8%)	(1.3%)	(12.9%)	
Braddock Lee	255	3/13/1998	$ 1,364	97.5%	97.7%	4.2%	0.2%	(4.6%)	3.2%	
Cider Mill	864	9/27/2002	$ 1,176	95.8%	95.1%	4.3%	3.8%	4.3%	3.4%	
Cinnamon Run	511	12/28/2005	$ 1,261	93.8%	94.1%	2.5%	4.4%	2.6%	5.2%	
Cobblestone Square	129	Under Construction	$ 1,256	71.2%	n/a	n/a	n/a	n/a	n/a	
Courts at Huntington Station	421	Lease Up	$ 2,025	74.2%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,388	97.9%	99.2%	5.2%	1.8%	(6.2%)	6.4%	
Elmwood Terrace	504	6/30/2000	$ 947	95.8%	95.1%	3.9%	4.8%	0.2%	8.6%	
Falkland Chase	450	9/10/2003	$ 1,422	96.1%	94.2%	3.9%	5.0%	4.1%	5.4%	
Hunters Glen	108	4/19/2011	$ 955	96.7%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,271	93.0%	96.4%	5.0%	1.9%	(1.6%)	3.8%	
Newport Village	937	10/17/2011	$ 1,547	93.1%	n/a	n/a	n/a	n/a	n/a	
Park Shirlington	294	3/13/1998	$ 1,358	97.6%	96.7%	4.8%	4.6%	(3.3%)	9.8%	
Peppertree Farm	879	12/28/2005	$ 1,234	94.5%	90.8%	3.0%	5.6%	1.3%	8.3%	
Seminary Hill	296	7/1/1999	$ 1,347	97.0%	96.7%	5.2%	4.3%	(1.3%)	8.4%	
Seminary Towers	544	7/1/1999	$ 1,417	94.8%	95.5%	7.2%	4.3%	(2.4%)	8.7%	
Somerset Park	108	10/11/2011	$ 1,423	96.9%	n/a	n/a	n/a	n/a	n/a	
Tamarron Apartments	132	7/15/1999	$ 1,555	95.4%	98.1%	3.1%	(0.7%)	(9.8%)	3.5%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,370	97.1%	98.5%	7.0%	4.1%	1.3%	5.4%	
The Courts at Dulles	411	11/30/2011	$ 1,540	91.7%	n/a	n/a	n/a	n/a	n/a	
The Courts at Fair Oaks	364	9/30/2010	$ 1,470	96.8%	94.8%	4.1%	6.9%	3.3%	8.4%	
The Manor - MD	435	8/31/2001	$ 1,304	94.8%	92.0%	3.6%	6.2%	(2.6%)	11.8%	
The Manor - VA	198	2/19/1999	$ 1,082	97.1%	97.4%	8.1%	4.0%	(3.2%)	9.5%	
The Sycamores	185	12/16/2002	$ 1,414	97.1%	96.4%	5.5%	5.6%	(5.7%)	11.7%	
Village at Potomac Falls	247	8/5/2010	$ 1,355	96.3%	96.6%	6.7%	7.8%	3.2%	10.6%	
Virginia Village	344	5/31/2001	$ 1,394	95.0%	98.1%	8.1%	1.2%	1.0%	1.4%	
West Springfield	244	11/18/2002	$ 1,531	95.2%	98.6%	7.8%	6.2%	3.1%	7.6%	
Westchester West	345	12/30/2008	$ 1,303	93.8%	92.3%	1.7%	4.3%	5.9%	3.4%	
Woodleaf Apartments	228	3/19/2004	$ 1,282	96.3%	92.6%	4.8%	10.7%	2.3%	14.9%	
Total Washington, D.C. Region	12,308		$ 1,312	95.3%	95.2%	4.9%	4.6%	0.0%	7.3%	33.1%
TOTAL OWNED PORTFOLIO	**42,029**		**$ 1,231**	**94.5%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**37,811**		**$ 1,207**	**95.5%**	**95.3%**	**4.8%**	**4.6%**	**(2.8%)**	**9.9%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
First Quarter 2012 vs. Fourth Quarter 2011

Region	% Units	1Q '12	4Q '11	Variance
Baltimore	25.0%	95.0%	94.4%	0.6%
Washington, D.C.	24.7%	95.3%	95.3%	0.0%
New Jersey, Long Island	19.1%	96.1%	96.1%	0.0%
Philadelphia	14.8%	95.3%	95.0%	0.3%
Boston	7.9%	95.8%	95.3%	0.5%
Chicago	6.2%	96.0%	96.4%	(0.4%)
Florida	2.3%	94.1%	94.7%	(0.6%)
Total Core	100.0%	95.5%	95.3%	0.2%

Year over Year Comparison
First Quarter 2012 vs. First Quarter 2011

Region	% Units	1Q '12	1Q '11	Variance
Baltimore	25.0%	95.0%	94.7%	0.3%
Washington, D.C.	24.7%	95.3%	95.2%	0.1%
New Jersey, Long Island	19.1%	96.1%	95.7%	0.4%
Philadelphia	14.8%	95.3%	95.2%	0.1%
Boston	7.9%	95.8%	95.5%	0.3%
Chicago	6.2%	96.0%	96.4%	(0.4%)
Florida	2.3%	94.1%	94.8%	(0.7%)
Total Core	100.0%	95.5%	95.3%	0.2%

March vs. Quarter Comparison

Region	% Units	Mar '12	1Q '12	Variance
Baltimore	25.0%	95.2%	95.0%	0.2%
Washington, D.C.	24.7%	95.8%	95.3%	0.5%
New Jersey, Long Island	19.1%	96.4%	96.1%	0.3%
Philadelphia	14.8%	95.6%	95.3%	0.3%
Boston	7.9%	96.8%	95.8%	1.0%
Chicago	6.2%	96.1%	96.0%	0.1%
Florida	2.3%	96.3%	94.1%	2.2%
Total Core	100.0%	95.9%	95.5%	0.4%

Net Operating Results - Core Properties

Sequential Results
First Quarter 2012 vs. Fourth Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.0%	1.1%	3.5%	5.3%	2.6%
Washington, D.C.	24.7%	0.8%	2.3%	4.1%	1.4%
New Jersey, Long Island	19.1%	0.8%	2.6%	6.3%	0.1%
Philadelphia	14.8%	0.9%	3.6%	3.7%	3.6%
Boston	7.9%	1.4%	2.2%	13.8%	(4.5%)
Chicago	6.2%	(0.4%)	1.7%	1.5%	1.8%
Florida	2.3%	0.8%	1.9%	12.6%	(8.7%)
Total Core	100.0%	0.9%	2.8%	5.6%	1.1%

Year Over Year Results
First Quarter 2012 vs. First Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.0%	4.7%	5.0%	(4.2%)	10.3%
Washington, D.C.	24.7%	5.2%	4.6%	0.0%	7.3%
New Jersey, Long Island	19.1%	5.0%	4.8%	(2.8%)	11.0%
Philadelphia	14.8%	6.2%	3.2%	(7.4%)	12.2%
Boston	7.9%	5.7%	6.6%	(1.4%)	12.8%
Chicago	6.2%	3.9%	4.7%	(4.9%)	14.3%
Florida	2.3%	1.4%	2.9%	10.6%	(5.2%)
Total Core	100.0%	5.1%	4.6%	(2.8%)	9.9%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

**Percentage Change in New Lease and Renewal Lease Rents Compared to
Expiring Lease Rents - Core Properties**

Region	1Q '11 New	1Q '11 Renewal	2Q '11 New	2Q '11 Renewal	3Q '11 New	3Q '11 Renewal	4Q '11 New	4Q '11 Renewal	YTD '11 New	YTD '11 Renewal
Baltimore	1.9%	3.5%	5.2%	4.3%	3.5%	4.1%	0.0%	3.8%	3.0%	4.0%
Boston	2.0%	3.5%	6.8%	4.3%	5.0%	4.2%	2.6%	4.3%	4.6%	4.2%
Chicago	3.7%	4.0%	5.0%	4.6%	4.3%	5.0%	1.1%	4.8%	3.9%	4.8%
Florida	(1.8%)	1.5%	1.9%	2.4%	(0.8%)	3.5%	(0.1%)	3.7%	(0.3%)	2.9%
New Jersey, Long Island	0.3%	3.2%	4.6%	3.4%	5.7%	3.8%	3.3%	3.9%	4.2%	3.7%
Philadelphia	4.0%	3.4%	9.9%	5.1%	7.6%	4.8%	4.2%	3.5%	7.2%	4.3%
Washington, D.C.	2.7%	4.4%	4.8%	4.7%	5.2%	4.4%	3.6%	4.3%	4.4%	4.5%
Total Core	1.9%	3.6%	5.7%	4.3%	5.1%	4.2%	2.5%	4.0%	4.3%	4.1%
Spread [1]	**1.7%**		**(1.4%)**		**(0.9%)**		**1.5%**		**(0.2%)**	

Region	1Q '12 New	1Q '12 Renewal
Baltimore	0.1%	3.6%
Boston	3.8%	4.1%
Chicago	0.1%	3.8%
Florida	1.1%	2.4%
New Jersey, Long Island	1.9%	4.0%
Philadelphia	6.0%	3.0%
Washington, D.C.	1.3%	4.1%
Total Core	1.8%	3.8%
Spread [1]	**2.0%**	

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.



Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	1Q '12	4Q '11	3Q '11	2Q '11	1Q '11	Year '11	Year '10	Year '09
Eviction/skip	16.9%	16.2%	14.4%	14.8%	20.4%	16.4%	15.6%	14.0%
Transfer w/in HME	15.0%	13.7%	11.0%	10.6%	11.2%	11.6%	12.3%	12.9%
Employment related	12.6%	12.3%	12.9%	13.6%	15.0%	13.4%	13.9%	15.7%
Location convenience/ apartment size	11.7%	12.8%	14.1%	13.0%	12.6%	13.1%	12.1%	10.1%
Rent level	11.0%	10.1%	11.9%	10.9%	9.1%	10.5%	10.0%	10.0%
Home purchase	9.6%	11.4%	10.8%	9.9%	9.5%	10.4%	11.0%	12.3%

Traffic - Core

Turnover - Core

Region	Traffic 1Q '12 vs. 1Q '11	Signed Leases 1Q '12 vs. 1Q '11	1Q '12	1Q '11
Baltimore	4.7%	15.9%	8.1%	7.4%
Boston	9.5%	(9.7%)	6.7%	6.9%
Chicago	(0.8%)	7.7%	10.2%	8.2%
Florida	10.4%	17.9%	12.2%	13.9%
Long Island	(14.5%)	(14.0%)	6.8%	6.8%
New Jersey	12.9%	(0.3%)	8.1%	7.8%
Philadelphia	(4.5%)	5.3%	7.6%	6.7%
Washington, D.C.	(5.3%)	18.9%	7.9%	6.9%
Total Core	(0.2%)	8.0%	8.0%	7.3%

Bad Debt as % of Rent and Utility Recovery - Core

1Q '12	1Q '11
1.01%	1.09%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	1Q '12	1Q '11	Qtr Variance	% Variance
Rent	$ 129,372	$ 123,097	$ 6,275	5.1%
Utility recovery	6,921	7,888	(967)	(12.3%)
Rent including recoveries	136,293	130,985	5,308	4.1%
Other income	6,699	5,655	1,044	18.5%
Total income	142,992	136,640	6,352	4.6%
Operating & maintenance	(54,928)	(56,523)	1,595	2.8%
Core Properties NOI	$ 88,064	$ 80,117	$ 7,947	9.9%
Physical Occupancy %	95.5%	95.3%	0.2%	
Weighted Avg Rent per Unit	$ 1,207	$ 1,152	$ 55	4.8%

Acquired Properties [1]

	1Q '12
Rent	$ 10,864
Utility recovery	597
Rent including recoveries	11,461
Other income	393
Total income	11,854
Operating & maintenance	(4,176)
Acquired Properties NOI	$ 7,678
Physical Occupancy %	93.0%
Weighted Avg Rent per Unit	$ 1,372

Redevelopment Properties [2]

	1Q '12
Rent	$ 2,849
Utility recovery	122
Rent including recoveries	2,971
Other income	164
Total income	3,135
Operating & maintenance	(1,200)
Redevelopment Properties NOI	$ 1,935
Physical Occupancy %	79.2%
Weighted Avg Rent per Unit	$ 1,422

Development Properties [3]

	1Q '12
Rent	$ 2,109
Utility recovery	23
Rent including recoveries	2,132
Other income	195
Total income	2,327
Operating & maintenance	(967)
Development Properties NOI	$ 1,360
Physical Occupancy %	73.9%
Weighted Avg Rent per Unit	$ 1,904

[1] Acquired Properties includes both acquired and stabilized development properties.

[2] Redevelopment Properties consists of one property, Arbor Park of Alexandria, where 851 units in fifty-two buildings are to be extensively renovated on a building by building basis.

[3] Development Properties consists of two properties, Courts at Huntington Station where construction was completed in 2011 and is currently in Lease up; and Cobblestone Square which is under construction with 129 units in service at March 31, 2012.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.5%. This will adjust the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	1Q '12	1Q '11	Qtr Variance	% Variance
Electricity	$ 2,015	$ 2,099	$ (84)	(4.0%)
Gas	5,887	7,629	(1,742)	(22.8%)
Water & sewer	4,324	4,221	103	2.4%
Repairs & maintenance	6,287	5,988	299	5.0%
Personnel expense	12,282	12,803	(521)	(4.1%)
Advertising	1,093	1,106	(13)	(1.2%)
Legal & professional	646	395	251	63.5%
Office & telephone	1,821	1,488	333	22.4%
Property insurance	2,245	1,805	440	24.4%
Real estate taxes	13,281	12,787	494	3.9%
Snow	249	1,476	(1,227)	(83.1%)
Trash	798	774	24	3.1%
Property management G & A	4,000	3,952	48	1.2%
Total Core	$ 54,928	$ 56,523	$(1,595)	(2.8%)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wtd. Avg. Price Per Unit
2012 Acquisitions							
			Total 2012	-		$ -	
2011 Acquisitions							
Hunters Glen	Suburban D.C.	MD	4/19/2011	108	7.2%	$ 7.0	$ 64,815
Waterview Apartments	Philadelphia	PA	7/14/2011	203	5.7%	24.6	121,182
The Commons at Haynes Farm	Boston	MA	7/15/2011	302	5.9%	40.5	134,106
The Apartments at Cambridge Court	Baltimore	MD	8/23/2011	544	5.4%	90.4	166,176
Somerset Park	Suburban D.C.	VA	10/11/2011	108	5.2%	20.3	187,500
Newport Village	Suburban D.C.	VA	10/17/2011	937	5.4%	205.0	218,783
The Courts at Dulles	Suburban D.C.	VA	11/30/2011	411	5.2%	92.8	225,669
The Gates of Deer Grove	Chicago	IL	12/15/2011	204	6.2%	20.2	99,020
			Total 2011	2,817	5.5%	$ 500.7	$ 177,742
		Total 2012 and 2011 Acquisitions		2,817	5.5%	$ 500.7	$ 177,742

[1] CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2012 Sales							
			Total 2012	-		$ -	
2011 Sales							
			Total 2011	-		$ -	
		Total 2012 and 2011 Sales		-		$ -	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2010	Net Acquired/ Developed in 2011	As of 12/31/2011	12/31/2011 % of Units	Net Acquired/ Developed in 2012	As of 3/31/2012	Current % of Units
Suburban Washington, D.C.	MD/VA	10,393	1,837	12,230	29.15%	78	12,308	29.28%
Baltimore	MD	9,440	544	9,984	23.80%	-	9,984	23.76%
Suburban New York City	NY/NJ	7,225	-	7,225	17.22%	-	7,225	17.19%
Philadelphia	PA	5,603	203	5,806	13.84%	-	5,806	13.81%
Boston	MA	3,002	302	3,304	7.88%	-	3,304	7.86%
Chicago	IL	2,362	204	2,566	6.12%	-	2,566	6.11%
Florida	FL	836	-	836	1.99%	-	836	1.99%
Total		**38,861**	**3,090**	**41,951**	**100.0%**	**78**	**42,029**	**100.0%**

Debt Summary Schedule

PROPERTY	LENDER	INTEREST RATE	03/31/12 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED					
Woodholme Manor	Prudential - Fannie Mae	7.165	3,346,089	07/01/12	0.25
Liberty Place	CW Capital - Fannie Mae	5.710	5,674,226	11/01/12	0.59
Hackensack Gardens - 1st	JPMorgan Chase - Fannie Mae	5.260	4,253,927	03/01/13	0.92
Hackensack Gardens - 2nd	JPMorgan Chase - Fannie Mae	5.440	4,164,495	03/01/13	0.92
Barrington Gardens	Wachovia - Freddie Mac	4.960	10,751,388	04/01/13	1.00
Canterbury Apartments - 1st	M&T Realty-Fannie Mae	5.020	25,894,178	05/01/13	1.08
Canterbury Apartments - 2nd	M&T Realty-Fannie Mae	6.460	16,348,853	05/01/13	1.08
Multi-Property	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	1.42
Saddle Brook Apts. - 1st	Wells Fargo - Fannie Mae	5.840	26,574,436	11/01/13	1.59
Saddle Brook Apts. - 2nd	Wells Fargo - Fannie Mae	6.290	3,127,580	11/01/13	1.59
Falkland Chase	Centerline (CIII) - Fannie Mae	5.480	10,525,077	04/01/14	2.00
The Apts. At Wellington Trace	M&T Realty - Freddie Mac	5.520	23,320,445	04/01/14	2.00
Hawthorne Court	Centerline (CIII) - Fannie Mae	5.270	33,575,004	07/01/14	2.25
The Greens at Columbia	M&T Realty-Fannie Mae	3.930	9,486,943	08/01/14	2.34
Curren Terrace - 1st	M&T Realty - Freddie Mac	5.360	13,064,607	10/01/14	2.50
Curren Terrace - 2nd	M&T Realty - Freddie Mac	5.090	9,576,956	10/01/14	2.50
Westchester West - 1st	Deutsche Bank Berkshire - Freddie	6.150	26,403,903	03/01/15	2.92
Westchester West - 2nd	Deutsche Bank Berkshire - Freddie	6.640	7,352,532	03/01/15	2.92
Stratford Greens	Capital One Bank	5.750	30,279,483	07/01/15	3.25
Sayville Commons	M&T Realty - Freddie Mac	5.000	38,710,865	08/01/15	3.34
Charleston Place	Wells Fargo - Freddie Mac	3.770	32,443,056	09/01/15	3.42
Charleston Place	Wells Fargo - Freddie Mac	3.770	22,374,927	09/02/15	3.42
Charleston Place	Wells Fargo - Freddie Mac	3.770	19,552,739	09/03/15	3.43
Cypress Place Apartments	Prudential - Fannie Mae	6.555	10,033,420	11/01/15	3.59
Golf Club Apartments	Prudential - Fannie Mae	6.380	32,338,195	11/01/15	3.59
Northwood Apartments	M&T Realty - Freddie Mac	5.500	10,339,986	12/01/15	3.67
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.250	48,955,278	01/01/16	3.76
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.550	5,080,345	01/01/16	3.76
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.250	75,351,815	01/01/16	3.76
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.550	1,847,394	01/01/16	3.76
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.565	49,671,511	02/01/16	3.84
Devonshire - 1st	Wachovia - Fannie Mae	5.600	36,364,853	04/01/16	4.01
Devonshire - 2nd	Wachovia - Fannie Mae	6.235	8,208,630	04/01/16	4.01
Mid-Island	Prudential - Fannie Mae	5.480	19,084,724	04/01/16	4.01
Owings Run 1 & 2	Prudential - Fannie Mae	5.590	41,323,002	04/01/16	4.01
Country Village	Centerline (CIII) - Fannie Mae	5.520	18,249,203	06/01/16	4.17
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	5.17
Mill Towne Village	Prudential - Fannie Mae	5.990	24,239,000	09/01/17	5.42
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	5.59
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.810	39,285,000	12/01/17	5.67
Chatham Hill	M&T Realty - Freddie Mac	5.590	43,664,779	01/01/18	5.76
William Henry Apartments	PNC - Fannie Mae	4.850	28,160,894	01/01/18	5.76
Seminary Towers Apartments	Prudential - Fannie Mae	5.485	53,515,000	07/01/18	6.25
The Manor (MD)	Prudential - Fannie Mae	4.230	45,673,463	11/01/18	6.59
Bonnie Ridge - 1st	Prudential Life	6.600	9,802,303	12/15/18	6.71
Bonnie Ridge - 2nd	Prudential Life	6.160	17,289,097	12/15/18	6.71
Bonnie Ridge - 3rd	Prudential Life	6.070	24,385,216	12/15/18	6.71
* Property added to unencumbered pool during cur	Amerisphere - Fannie Mae	5.120	23,601,527	01/01/19	6.76
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.750	17,964,905	01/01/19	6.76
The Sycamores	M&T Realty - Freddie Mac	5.710	20,942,860	01/01/19	6.76
Top Field Apartments	M&T Realty - Fannie Mae	4.840	16,340,630	01/01/19	6.76
Westwood Village	M&T Realty - Freddie Mac	5.680	45,886,427	01/01/19	6.76
Timbercroft III - 2nd	M & T Realty - HUD	8.375	1,963,712	06/01/19	7.17
Timbercroft Townhomes 1 - 2nd	M & T Realty - HUD	8.375	1,333,212	06/01/19	7.17
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.470	12,123,343	07/01/19	7.25
Glen Manor	Prudential - Fannie Mae	5.830	7,796,635	08/01/19	7.34
Ridley Brook	Prudential - Fannie Mae	5.830	12,943,091	08/01/19	7.34
The Courts at Fair Oaks	CW Capital - Freddie Mac CME	4.500	48,886,602	08/01/19	7.34
Southern Meadows	Red Mortgage - Fannie Mae	5.360	40,113,257	10/01/19	7.51
Elmwood Terrace	M & T Realty - Fannie Mae	5.560	26,336,504	11/01/19	7.59
Lakeview	Greystone - Fannie Mae	5.310	8,941,250	12/01/19	7.67
The Landings	Prudential - Fannie Mae	5.600	25,763,622	01/01/20	7.76
East Meadow Apartments	M&T Realty - Freddie Mac	5.400	14,503,933	05/01/20	8.09
Selford Townhomes	M&T Realty - Freddie Mac	5.400	8,768,415	05/01/20	8.09
South Bay Manor	M&T Realty - Freddie Mac	5.400	6,649,381	05/01/20	8.09
Stone Ends Apts.	M&T Realty - Freddie Mac	5.400	24,697,702	05/01/20	8.09
Tamarron Apartments	M&T Realty - Freddie Mac	5.400	14,511,727	05/01/20	8.09
The Manor (VA)	M&T Realty - Freddie Mac	5.400	13,620,271	05/01/20	8.09
Woodmont Village	M&T Realty - Freddie Mac	5.400	9,827,445	05/01/20	8.09
Trexler Park	Greystone - Fannie Mae	4.340	37,905,759	08/01/20	8.34
Arbor Park of Alexandria	Prudential - Fannie Mae	4.350	95,563,027	11/01/20	8.59

PROPERTY	LENDER	INTEREST RATE	03/31/12 BALANCE	MATURITY DATE	YEARS TO MATURITY
New Orleans Park	M & T Realty - Fannie Mae	4.580	23,226,619	11/01/20	8.59
Racquet Club East	PNC - Fannie Mae	4.740	37,169,287	12/01/20	8.68
Heritage Woods Apts	Greystone - Fannie Mae	5.390	14,277,477	01/01/21	8.76
The Meadows at Marlborough	Prudential - Fannie Mae	5.500	20,852,229	01/01/21	8.76
Home Properties of Devon	M & T Realty - Fannie Mae	4.850	59,896,154	08/01/21	9.34
Pleasant View Gardens	Prudential - Fannie Mae	4.510	94,544,755	11/01/21	9.59
Dunfield Townhomes	Midland Mortgage - HUD	5.250	11,349,176	09/01/28	16.43
Highland House	Arbor Comml - Fannie Mae	6.320	5,693,982	01/01/29	16.77
Westwoods	Midland Loan Services - HUD	5.940	3,452,540	06/01/34	22.18
WTD AVG - FIXED SECURED		**5.312**	**2,021,112,272**		**5.67**
VARIABLE RATE SECURED					
Virginia Village	Wachovia - Freddie Mac	2.057	28,895,222	07/01/15	3.25
Hill Brook Apts	M&T Realty - Freddie Mac	3.534	12,501,590	09/01/16	4.42
Wayne Village	M&T Realty - Freddie Mac	3.631	25,462,865	09/01/16	4.42
Cider Mill Apts	M&T Realty - Freddie Mac	3.414	61,159,839	01/01/17	4.76
The Heights at Marlborough	PNC Real Estate	3.614	23,011,614	01/01/17	4.76
Sherry Lake	M&T Realty - Freddie Mac	3.140	25,365,444	04/01/17	5.01
Falkland Chase	Montgomery Cty HOC-Fannie	1.222	24,695,000	10/01/30	18.52
WTD AVG - VARIABLE SECURED		**2.973**	**201,091,574**		**6.20**
WTD AVG - TOTAL SECURED DEBT		**5.100**	**2,222,203,846**		**5.72**
FIXED RATE UNSECURED					
Private Placement Senior Notes - Series A	Various Investors	4.46	90,000,000	12/19/18	6.72
Private Placement Senior Notes - Series B	Various Investors	5.00	60,000,000	12/19/21	9.73
VARIABLE RATE UNSECURED					
Bank Term Loan	M&T Bank et. al.	1.55	250,000,000	12/08/16	4.69
Revolving Line of Credit	M&T Bank et. al.	1.55	65,500,000	12/08/15	3.69
WTD AVG - TOTAL UNSECURED DEBT		**2.557**	**465,500,000**		**5.59**
TOTAL COMBINED DEBT		**4.660**	**2,687,703,846**		**5.70**

% OF PORTFOLIO - FIXED	80.8%
% OF PORTFOLIO - VARIABLE	19.2%

WTG AVG - TOTAL FIXED RATE DEBT	**5.268**		**5.83**
WTD AVG - TOTAL VARIABLE RATE DEBT	**2.104**		**5.15**
WTG AVG - COMBINED DEBT	**4.660**		**5.70**

TOTAL DEBT MATURITY SCHEDULE Exclusive of Revolving Line of Credit						
YEAR OF MATURITY	**FIXED RATE**		**VARIABLE RATE**		**TOTAL**	
	WTD AVG RATE	**DEBT**	**WTD AVG RATE**	**DEBT**	**DEBT**	**% OF TOTAL**
2012	6.25	9,020,316	-	-	9,020,316	0.34%
2013	6.05	191,114,857	-	-	191,114,857	7.29%
2014	5.22	99,549,033	-	-	99,549,033	3.80%
2015	5.17	229,829,107	2.06	28,895,222	258,724,329	9.87%
2016	5.45	304,136,755	1.82	287,964,454	592,101,209	22.58%
2017	5.78	157,524,000	3.39	109,536,897	267,060,897	10.18%
2018	5.08	312,490,751	-	-	312,490,751	11.92%
2019	5.36	285,173,954	-	-	285,173,954	10.88%
2020	4.83	312,207,187	-	-	312,207,187	11.91%
2021 - 2034	4.90	270,066,312	1.22	24,695,000	294,761,312	11.24%
TOTAL	5.268	$ 2,171,112,272	2.1842	$ 451,091,574	$ 2,622,203,846	100.00%

Unencumbered Properties
3/31/2012

Property	# Units	Market	State	
Gateway Village	132	Baltimore	MD	*
Middlebrooke Apartments	208	Baltimore	MD	
Morningside Heights	1,050	Baltimore	MD	
The Coves at Chesapeake	469	Baltimore	MD	
Westbrooke Apartments	110	Baltimore	MD	
Cambridge Court	544	Baltimore	MD	
Gardencrest	696	Boston	MA	
The Commons at Haynes Farm	302	Boston	MA	
The Townhomes of Beverly	204	Boston	MA	
The Village at Marshfield	276	Boston	MA	
Blackhawk Apartments	371	Chicago	IL	
Courtyards Village	224	Chicago	IL	
Lakeview Townhomes	120	Chicago	IL	
The Colony	783	Chicago	IL	
The Gates of Deer Grove	204	Chicago	IL	
The New Colonies	672	Chicago	IL	*
Bayview & Colonial	160	Long Island	NY	
Cambridge Village	82	Long Island	NY	
Crescent Club	257	Long Island	NY	
Heritage Square	80	Long Island	NY	
Holiday Square	144	Long Island	NY	
Lake Grove Apartments	368	Long Island	NY	
Yorkshire Village	40	Long Island	NY	
Liberty Commons	120	Portland	ME	
East Hill Gardens	33	Northern NJ	NJ	
Jacob Ford Village	270	Northern NJ	NJ	
Pleasure Bay	270	Northern NJ	NJ	
Windsor Realty	67	Northern NJ	NJ	
Castle Club	158	Philadelphia	PA	*
Chesterfield Apartments	247	Philadelphia	PA	
Glen Brook	174	Philadelphia	PA	
Racquet Club South	103	Philadelphia	PA	
Waterview	203	Philadelphia	PA	
1200 East West Highway	247	Suburban Washington, DC	MD	
Hunter's Glen	108	Suburban Washington, DC	MD	
Seminary Hill	296	Suburban Washington, DC	MD	
The Courts at Huntington Station	421	Suburban Washington, DC	MD	
Woodleaf Apartments	228	Suburban Washington, DC	MD	
Braddock Lee	255	Suburban Washington, DC	VA	
Cobblestone Square	129	Suburban Washington, DC	VA	
Mt. Vernon Square	1,387	Suburban Washington, DC	VA	
Newport Village	937	Suburban Washington, DC	VA	
Somerset Park	108	Suburban Washington, DC	VA	
The Courts at Dulles	411	Suburban Washington, DC	VA	
Village at Potomac Falls	247	Suburban Washington, DC	VA	

Total Number of Units:	**13,915**
Total Number of Properties:	**45**

* Property added to unencumbered pool during current quarter.

Recurring Capital Expenditure Summary

Effective January 1, 2012, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $848 per apartment unit compared to $800 in the prior year. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,624	9	$ 180	$ 13	$ 193
Blinds, shades	135	3	45	5	50
Carpets, cleaning	760	4	190	142	332
Computers, equipment, misc.[4]	120	6	20	2	22
Contract repairs	-	-	-	250	250
Exterior painting[5]	84	3	28	-	28
Flooring	250	9	28	24	52
Furnace, air (HVAC)	854	24	36	24	60
Hot water heater	293	7	42	-	42
Interior painting	-	-	-	178	178
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	120	120
New roof	880	24	37	-	37
Parking lot site	750	15	50	-	50
Pool, exercise facility	147	15	10	38	48
Windows major	1,663	20	83	-	83
Miscellaneous[6]	326	17	19	-	19
Total	$ 9,086		$ 848	$ 796	$ 1,644

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $796 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $848 per unit is spent on recurring capital expenditures in 2012. During the three months ended March 31, 2012 approximately $212 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three months ended March 31, 2012 as follows:

For the three months ended March 31, 2012
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 172	$ 4	$ 172	$ 4
Major building improvements	1,320	33	1,813	45	3,133	78
Roof replacements	376	9	63	2	439	11
Site improvements	609	15	1,880	46	2,489	61
Apartment upgrades	1,270	31	10,424	257	11,694	288
Appliances	1,828	45	68	2	1,896	47
Carpeting/flooring	2,214	55	1,118	28	3,332	83
HVAC/mechanicals	792	19	2,367	58	3,159	77
Miscellaneous	203	5	1,071	26	1,274	31
Totals	$ 8,612	$ 212	$ 18,976	$ 468	$ 27,588	$ 680

[a] Calculated using the weighted average number of units owned, including 37,811 core units and 2011 acquisition units of 2,817 for the three months ended March 31, 2012.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended March 31, 2012
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,015	$ 212	$ 16,204	$ 429	$ 24,219	$ 641
2011 Acquisition Communities	597	212	2,772	984	3,369	1,196
Sub-total	8,612	212	18,976	468	27,588	680
Corporate office expenditures [b]	-	-	-	-	798	-
	$ 8,612	$ 212	$ 18,976	$ 468	$ 28,386	$ 680

[a] Calculated using the weighted average number of units owned, including 37,811 core units and 2011 acquisition units of 2,817 for the three months ended March 31, 2012.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 3/31/2012	Quarter 3/31/2011	Change
Net Operating Income	$ 88,064	$ 80,117	9.9%
Less: Non Recurring Cap Ex @ 6%	(972)	-	-
Adjusted Net Operating Income	$ 87,092	$ 80,117	8.7%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of March 31, 2012
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred [3]	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
Eleven55 Ripley	High Rise	379	$ 111,200	$ 293.4	$ 32,851	4Q 11	3Q 13	1Q 14	n/a
Silver Spring, MD									
The Apartments at Cobblestone Square	Garden	314	49,100	156.4	40,903	1Q 11	4Q 11	1H 12	73.6% [1]
Fredericksburg, VA									
Pre-construction:									
Courts at Spring Mill Station	Donut/Podium	385	89,000	231.2	13,861	2Q 12	2H 13	1H 14	n/a
Conshohocken, PA									
Falkland North [2]	High Rise	tbd	tbd	tbd	4,549	tbd	tbd	tbd	n/a
Silver Spring, MD									
Under contract:									
Westpark Tysons (part of Arbor Row final development plan) [2]	Mid Rise/High Rise	600+	205,000	tbd	629	1H 14	tbd	tbd	n/a
Tysons Corner, VA									
Total					$ 92,793				

[1] Physical occupancy percentage is calculated using 129 available units at March 31, 2012.

[2] Costs incurred are classified as Other Assets at March 31, 2012 for these projects.

[3] Costs classified as Construction in Progress at March 31, 2012 are comprised of:

Courts at Spring Mill Station	$ 13,861
Eleven55 Ripley	32,851
The Apartments at Cobblestone Square	26,601
	$ 73,313

2012 Earnings Guidance	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012 compared to 2011					
FFO per share - **2012** guidance	$0.979	$.93 - $.97	To be provided		$3.87 - $3.99
Actual/Midpoint of guidance	$0.979	$0.95	next quarter		$3.93
FFO per share - **2011** actual	$0.865	$0.867	$0.866	$0.934	$3.539
Improvement projected	13.2%	9.6%			11.1%

The range for the year has been changed only to reflect the actual results for the first quarter as compared to expectations. The Company will consider updating the annual expectations at the time of the release of second quarter earnings.

	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012 compared to 2011 based on "Operating FFO"					
FFO per share - **2012** Operating FFO	$0.979	$.94 - $.98	To be provided		$3.90 - $4.02
Midpoint of guidance	$0.979	$0.96	next quarter		$3.96
Operating FFO per share - **2011** actual	$0.865	$0.869	$0.896	$0.959	$3.599
Improvement projected	13.2%	10.5%			10.0%

Difference between FFO and OFFO is expensed acquisition costs

The range for the year has been changed only to reflect the actual results for the first quarter as compared to expectations. The Company will consider updating the annual expectations at the time of the release of second quarter earnings.

Same store assumptions:	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store total revenue growth	4.6%	4.7%	To be provided	(1)	4.0% to 5.0%
Same store expense growth	-2.8%	3.5%	next quarter	(2)	2.0% to 3.0%
Same store NOI growth	9.9%	5.5%		(3)	5.0% to 7.0%

(1) The range of same store total revenue growth remains unchanged from original guidance given in February.

(2) The range for same store expense growth has been reduced from the 3.0% to 4.0% range provided in February reflecting 1ST QTR outperformance.

(3) The range for same store NOI growth has been increased from the 4.0% to 5.0% range provided in February reflecting 1ST QTR outperformance.

Occupancy assumptions:	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store **2012** physical occupancy	95.5%	96.0%			95.5%
Same store **2011** physical occupancy	95.3%	95.8%	95.5%	95.3%	95.5%
Change in occupancy	0.2%	0.2%			0.0%

The range for the year has been changed only to reflect the actual results for the first quarter as compared to expectations. The Company will consider updating the annual expectations at the time of the release of second quarter earnings.

2012 Earnings Guidance

General & Administrative costs are expected to increase 3.6% at the midpoint and range between $29.8 million and $30.6 million. The first two quarters are when we anticipate normal equity grants, pushing the dollar amount up higher in comparison to the year as a whole. We expect the first quarter to range from $7.9 million to $8.1 million, and the second quarter to range from $9.6 million to $9.8 million. The last two quarters settle back down to a range of $6.1 million to $6.3 million.   **Unchanged from original guidance**

Interest Expense is projected to be $127.5 million to $128.1 million for the year, without significant differences between the quarters. Greater use of the lower rate line of credit will offset increased expense from development units placed in service. The secured loans that mature in 2012 have a weighted average interest rate of 6.9%. Our plan is to pay these off using the line of credit, also producing savings.
    Unchanged from original guidance

	Actual	**Unchanged from original guidance**			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Quarter
Development NOI 2012 projected run rate	$60	$175	$400	$625	$1,260

(This only represents properties still under construction. For 2012 that is Cobblestone Square.)

Acquisition range of $200 million to $300 million.   **Unchanged from original guidance**

Anticipated **expense from acquisition costs** for 2012 of $1.6 million versus actual of $3.2 million in 2011.   **Unchanged from original guidance**

Disposition range of $50 million to $150 million   **Unchanged from original guidance**

Development spend of $90 million.   **Unchanged from original guidance**

Capital expenditures:

Recurring	$34 million	**Unchanged from original guidance**
Upgrading and repositioning	$100 million	